EXHIBIT 99.1

Selection Committee Nominates Jan Reinas as New Hydro Chairperson

The selection committee in Norsk Hydro gives a unanimous recommendation that the Corporate Assembly elects Jan Reinas as new chairperson of the board at its meeting on 16 March 2004. Jan Reinas has been CEO of the paper group Norske Skog since 1994, and will step down from this position at the end of 2003. Reinas is a business economist and has previously also been CEO of the airline SAS. He is currently a member of the board in the media group Schibsted ASA, in the Norwegian National Union of Chemical Industry (PIL) and in the Confederation of Norwegian Business and Industry (NHO). He has previously been chairman of the board in the bank Sparebanken Midt-Norge, the postal administration and the railway and transport company NSB.

Hydro's present chairperson, Egil Myklebust, notified the selection committee in November that he did not wish to be reelected at the end of the electoral period in the spring of 2004.

Contacts:

          Tor Steinum           Cecilie Ditlev-Simonsen
Telephone (+47) 22 53 27 31     (+47) 22 53 20 97
Cellular  (+47) 95 08 39 33     (+47) 41 55 92 50
E-mail    Tor.Steinum@hydro.com Cecilie.Ditlev-Simonsen@hydro.com